UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2008

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec City, Quebec, Canada  G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Shareholders Letter
Notice of Annual General Meeting of Shareholders
Form of Proxy
Management Proxy Circular

In November 2008, EXFO Electro-Optical Engineering Inc., a Canadian corporation, issued a cover letter, its notice of its annual shareholders’ meeting, its form of proxy and its management proxy circular. This report of Form 6-K sets forth said documents.

The Corporation's cover letter, its notice of annual shareholders’ meeting, its form of proxy and its management proxy circular are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: November 26, 2008

Quebec City, Canada, November 3, 2008

RE: Annual General Meeting of Shareholders

Dear Shareholder,

Fiscal 2008 proved to be a year of great transformation, as we made a number of vital changes to maximize mid- and long-term value. We acquired Navtel Communications and Brix Networks to build EXFO into a leader in next-generation, IP testing and service assurance. We opened our high-volume, low-complexity manufacturing center in Shenzhen, China and bolstered our software development team in Pune, India to extend our global reach and deliver the most innovative products in the industry. We accelerated our sales, marketing and branding efforts, especially among key focus accounts and Tier-1 countries, to expand our coverage and long-term growth perspectives.

These initiatives, among several others implemented in the last few years, helped increase our sales by 20.2% year over year to a record of $183.8 million in fiscal 2008. In the last five years, our sales CAGR stands at 24.3% and at 19.3% over the last 10 years ― which includes the telecom downturn. Most investors are well aware that EXFO has gained market share and grown substantially faster than the industry every single year since the company began operations in my apartment in 1985. Few realize, however, that we have increased EBITDA* faster than sales in four of the last five years. In fact, we increased our EBITDA margin from -1.1% in fiscal 2004 to 14.8% in 2007 (or 12.0% excluding an unusual R&D tax credit and government grant recovery) despite a severe headwind from the Canadian dollar. And there’s further room for expansion within our long-term growth strategy.

In fiscal 2008, our EBITDA margin slightly dropped to 11.2% due to the short-term impact of the Brix Networks acquisition and the opening of our manufacturing center in China. Both of these strategic actions should deliver considerable long-term benefits.

Fiscal 2008 Performance Highlights
Clearly, we initiated a number of changes in 2008 with a long-term horizon in mind, but progress was made on several fronts that are noteworthy:

•	Increased annual sales 20.2% to a record-high of $183.8 million, including 24.0% growth in our Telecom Division;
•	Improved Optical sales 12.7% year over year to $115.1 million (We own an estimated 28% of the global portable optical test market);
•	Bolstered Protocol sales 97.4% year over year to $33.7 million (including a partial revenue contribution of $5.4 million from the Navtel and Brix acquisitions);
•	Increased annual sales 12.8% in the Americas, 26.3% in EMEA and 40.1% in Asia-Pacific;
•
Diversified our customer base with the largest account representing 7.4% of sales in fiscal 2008 compared to 14.7% in 2007. (Excluding sales to this customer, our Telecom Division sales would have increased 37.7% year over year and sales to the US would have improved 28.7% year over year);

*EBITDA is defined as GAAP net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, and extraordinary gain.

•	Raised gross margin for a sixth consecutive year to reach 58.9% despite a severe headwind from the Canadian dollar; and
•	Launched 27 new products in fiscal 2008, versus 20 in 2007, and derived 34.6% of sales from new products on the market two years or less.

Three-Year Corporate Performance Objectives

Against this backdrop, I am pleased to provide the following corporate performance objectives for our three-year strategic plan ending at the close of fiscal 2011. These long-term objectives are meant to replace the performance goals that we provided on an annual basis. These new objectives reflect the clear direction management is taking toward long-term value creation.

Objective	Three-Year Metric
Grow sales significantly faster than the industry rate	20% CAGR
Increase EBITDA in dollars faster than sales	>20% CAGR
Continue raising gross margin	62%

I will discuss these objectives in greater detail at our upcoming Annual General Meeting of Shareholders. Please consider this letter as a formal invitation to attend our Meeting, which will be held on January 14, 2009, 10 a.m., at the Hilton Toronto (Casson Meeting Room; Convention Level), 145 Richmond Street West, Toronto, Ontario.

Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual General Meeting of Shareholders.

It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.

Sincerely,

/s/ Germain Lamonde
Germain Lamonde
Chairman, President and
Chief Executive Officer
EXFO Electro-Optical Engineering Inc.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

_________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of EXFO Electro-Optical Engineering Inc. (the "Corporation") will be held at 10:00 a.m. (Eastern Standard Time), on Wednesday, January 14, 2009, at the Toronto Hilton, Convention Level, Casson Meeting Room, 145 Richmond Street West, Toronto, Ontario, Canada for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2008, and the Auditor’s report thereon;

2.	to elect Directors of the Corporation;

3.	to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;

4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Enclosed is a copy of the 2008 Annual Report of the Corporation including the consolidated financial statements and the Auditor’s Report thereon, together with the Management Proxy Circular and a form of Proxy.

DATED at Quebec, Province of Quebec, this 3rd day of November, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Benoit Ringuette
Benoit Ringuette
Secretary

Shareholders unable to attend the Meeting are requested to complete the enclosed proxy form and return it in the envelope provided. To be valid, proxies must reach the office of CIBC Mellon Trust Company, no later than the last day prior to the date of the Meeting or any reconvening of the Meeting in case of adjournment. Shareholders may also have the proxy form delivered to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

MANAGEMENT PROXY CIRCULAR OF THE CORPORATION
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of EXFO ELECTRO-OPTICAL ENGINEERING INC. hereby appoints (CHECK EITHER (A) or (B)):

o (A)	Mr. Germain Lamonde of St-Augustin-de-Desmaures, Quebec, or failing him, Mr. Pierre Plamondon of Quebec, Quebec;

o   (B)      ___________________________________________ of ______________________________________________;
                                                      (Name)                                                                                                     (Address)

as the representative of the undersigned to attend, act and vote on behalf of the undersigned at the Annual General Meeting of the shareholders (the "Meeting") of the Corporation to be held at the Hilton Toronto, Convention Level, Casson Meeting Room, 145 Richmond Street West, Toronto, Ontario, Canada, on January 14, 2009, at 10:00 o’clock a.m. (Eastern Standard Time) and at any adjournments of such meeting.

The undersigned wishes that all shares represented by this proxy be voted in accordance with the instructions hereinbelow. All shares represented by this proxy will be voted for or be the subject of abstentions, as specified by the shareholder. However, in the absence of instructions, the shares represented by proxy will be voted in favor of each of the proposals set forth herein.
(MARK WITH AN X)

To elect Pierre-Paul Allard, Germain Lamonde, Pierre Marcouiller, Guy Marier, David A. Thompson and André Tremblay, whose cities of residence are indicated in the Management Proxy Circular, as Directors of the Corporation.
	FOR ABSTENTION	o o
To appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration.	FOR ABSTENTION	o o

A DISCRETIONARY POWER IS HEREBY CONFERRED as to any amendment or change made to the matters mentioned in the Notice of Meeting or as to such other matters as may legally come before the Meeting. The Management of the Corporation is not aware of any amendments, changes or other matters that may come before the Meeting.

* A shareholder is entitled to appoint, to attend and act for and on behalf of such shareholder at the Meeting, a person other than the person mentioned in (A) herein above and may do so by checking (B) hereinabove and adding the name of such other person in the space reserved for such purpose.
DATED this day of __________________________________________ SIGNATURE OF SHAREHOLDER [ ] name of shareholder [ ]

This proxy must be signed by the shareholder or his proxyholder authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or proxyholder of the corporation. Please remember to date and sign this proxy. If this proxy is not dated, it will be deemed to bear the date of its mailing by Management.

YOU ARE REFERRED TO THE MANAGEMENT PROXY CIRCULAR APPENDED.

Français au verso

NOTICE OF ANNUAL GENERAL
MEETING OF SHAREHOLDERS
And
MANAGEMENT PROXY CIRCULAR

November 3, 2008

EXFO Electro-Optical Engineering Inc.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is provided in connection with the solicitation by the Management of EXFO Electro-Optical Engineering Inc. (the "Corporation" or "EXFO") of proxies to be used at the Annual Meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of November 3, 2008.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person’s name in the blank space provided in the Form of Proxy and checking item (B).

To be valid, proxies must be received at the Montreal, Canada office of CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. Unless otherwise indicated, the voting rights attaching to the shares represented by a Form of Proxy will be voted “FOR” in respect of all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at November 3, 2008, 30,606,791 Subordinate Voting Shares and 36,643,000 Multiple Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 10 votes for each share registered in his or her name at the close of business on November 17, 2008, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the “Record Date”).  A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within 10 days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of CIBC Mellon Trust Company, the transfer agent of the Corporation, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as of November 3, 2008, the only persons who are beneficial owners or who exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation are:

Name of Shareholder	Number of Subordinate Voting Shares	Percentage of Voting Rights Attached to All Subordinate Voting Shares	Number of Multiple Voting Shares (1)	Percentage of Voting Rights Attached to All Multiple Voting Shares	Percentage of Voting Rights Attached to All Subordinate and Multiple Voting Shares
Germain Lamonde	4,363	0.01%	36,643,000 (2)	100%	92.29%

(1)	The holder of Multiple Voting Shares is entitled to 10 votes for each share.
(2)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

ELECTRONIC DELIVERY

The Corporation has a voluntary program for e-mail notification to our shareholders that documents which must be delivered pursuant to securities legislation are available on EXFO’s website.  Every year, EXFO delivers documentation to shareholders, such as this Management Proxy Circular and its Annual Report containing the consolidated annual financial statements together with the auditors report thereon that must be delivered to shareholders of a public company by law.  EXFO has made this process more convenient for its shareholders, as shareholders who so wish, may be notified by e-mail when the Corporation’s documentation is posted in the "Investors" section on its website (www.EXFO.com).  Accordingly such documentation will not be sent in paper form by mail.  The Corporation believes that electronic delivery will benefit the environment and reduce its costs.  Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail. Shareholders may also notify the Corporation in writing of their intention not to receive the Annual Report containing the consolidated annual financial statements together with the auditors report thereon, neither by e-mail nor by mail.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to CIBC Mellon Trust Company.  Unregistered shareholders (i.e. shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

BUSINESS TO BE TRANSACTED AT THE MEETING

Presentation of the Financial Statements

The consolidated financial statements of the Corporation for the financial year ended August 31, 2008 and the Auditors’ report thereon contained in EXFO’s Annual Report accompanying this Circular will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

Election of the Directors

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of three (3) and a maximum of twelve (12) directors. At the Meeting, Management proposes the six (6) persons named hereafter on pages 3 and 4 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation’s by-laws.

Management does not anticipate that any of the nominees will be unable, or for any reason whatsoever, be reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specified on the Form of Proxy to abstain from voting for the election of the directors. The election of the directors must be approved by a majority of the votes cast on the matter at the Meeting.

Appointment and Remuneration of Auditors

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual meeting.  The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed.  The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as Auditors of the Corporation.  The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.

NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following table and notes set out the name of each of the individuals whom is proposed to be nominated at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation now held by each such individual, if any, the principal occupation or employment of each such individual, their respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or Office with the Corporation	Principal Occupation or Employment	Residence	Director Since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares

Pierre-Paul Allard (1) Independent Director	Area Vice-President, Sales Cisco Systems Inc.	Pleasanton, California, USA	September 2008 (2)	-	-

Germain Lamonde Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer, EXFO Electro-Optical Engineering Inc.	St-Augustin-de-Desmaures, Quebec, Canada	September 1985	4,363	36,643,000 (3)

Name and Position or Office with the Corporation	Principal Occupation or Employment	Residence	Director Since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares

Pierre Marcouiller (4) (5) Independent Director	Chairman of the Board and Chief Executive Officer, Camoplast Inc. (6)	Magog, Quebec, Canada	May 2000	5,000	-

Guy Marier (4) (7) Independent Lead Director	Executive Consultant	Lakefield Gore, Quebec, Canada	January 2004	1,000	-

Dr. David A. Thompson, Ph.D.(5) (8) Independent Director	Vice-President & Director, Hardware & Equipment Technology, Corning Cable Systems (9)	Newton, North Carolina, USA	June 2000	2,100	-

André Tremblay (5) (10) Independent Director	Founder and Managing Partner, Trio Capital Inc., a private equity fund	Outremont, Quebec, Canada	May 2000	6,650 (11)	-

(1)	Mr. Pierre-Paul Allard is presently Area Vice-President, Sales for Cisco Systems Inc. In this role, Mr. Allard is responsible for sales and field operations of Cisco’s Global Enterprise Client Segment. From January 2003 to January 2007, Mr. Allard was Vice-President of Worldwide Enterprise Marketing where his primary responsibility was to develop Cisco’s global enterprise market. Cisco Systems Inc. is a leading network equipment manufacturer in the global telecommunications industry.
(2)	Named pursuant to a Board resolution in accordance with the Corporation’s by-laws.
(3)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

(4)	Member of the Audit Committee.
(5)	Member of the Human Resources Committee.
(6)
Camoplast Inc. designs, develops and manufactures specialized components, sub-systems and assemblies for the world leading original equipment manufacturers (OEMs) of both on- and off-road vehicles in a variety of markets including automotive, agricultural, construction and industrial, defense and powersports.

(7)	Chairman of the Human Resources Committee since October 2008.
(8)	Member of the Audit Committee since April 2008.
(9)
Corning Incorporated is a diversified technology company that concentrates its efforts on high-impact growth opportunities. Corning combines its expertise in specialty glass, ceramic materials, polymers and the manipulation of the properties of light, with strong process and manufacturing capabilities to develop, engineer and commercialize significant innovative products for the telecommunications, flat panel display, environmental, semiconductor, and life sciences industries.

(10)	Chairman of the Audit Committee.
(11)	Mr. Tremblay exercises control over this number of Subordinate Voting Shares through 9104-5559 Quebec inc., a company controlled by Mr. Tremblay.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors

In the financial year ended August 31, 2008, each director who is not employees of the Corporation or any of its subsidiaries received the level of compensation set forth in the table below as annual compensation payable in a combination of cash and Deferred Share Units (“DSUs”) as chosen by the director pursuant to the Deferred Share Unit Plan.

Annual Retainer for Directors (1)	CA$50,000 (2)	US$49,648 (3)
Annual Retainer for Lead Director	CA$5,000	US$4,965 (3)
Annual Retainer for Committee Chairman	CA$5,000	US$4,965 (3)
Annual Retainer for Committee Members	CA$3,000	US$2,979 (3)
Fees for all Meetings Attended per day in Person	CA$1,000	US$993 (3)
Fees for all Meetings Attended per day by Telephone	CA$500	US$496 (3)

(1)
All the Directors elected to receive 50% of their Annual Retainer in form of Deferred Share Units except Mr. André Tremblay who elected to receive 100% of his Annual Retainer in form of Deferred Share Units.

(2)	The Annual Retainer for Mr. David A. Thompson is US$50,000 (CA$50,355). The Annual Retainer for Mr. Pierre-Paul Allard will also be in US$.
(3)	The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.0071 = US$1.00 for the financial year ending August 31, 2008.

In the financial year ended August 31, 2008 and as of November 3, 2008, the Directors who are not employees received the following compensation in the form indicated:

Name	Annual Compensation Paid in Cash (US$) (1)	Annual Compensation Paid in DSUs (#) (2)	Estimated Value of DSUs at the time of grant (US$) (3)	Total Attendance Fees Paid in Cash (US$) (1)
Pierre-Paul Allard	–	–	–	–
Pierre Marcouiller (4)	30,781	5,174	24,824	5,461
Guy Marier (5)	35,746	5,174	24,824	8,440
Dr. David A. Thompson (6)	29,217	5,228	25,000	6,951
André Tremblay (7)	7,944	10,349	49,648	7,944
Michael Unger (8)	28,655	3,760	18,618	6,454

(1)
The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.0071 = US$1.00 for the financial year ending August 31, 2008 except for Mr. David A. Thompson who is paid in U.S. dollar for the portion of his annual retainer for Director.  The Annual Compensation includes, as the case may be, the retainer for Director, Lead Director, Committee Members and Committee Chairman.

(2)	Indicates the number of Subordinate Voting Shares granted under the Deferred Share Unit Plan. A DSU is converted in a Subordinate Voting Share when a Director ceases to be a member of the Board.
(3)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

(4)	Member of the Audit Committee and the Human Resources Committee.
(5)
Member of the Audit Committee and the Human Resources Committee, Lead Director and Chairman of the Human Resources Committee per interim in replacement of Mr. Unger and starting October 2008, he was confirmed as Chairman.

(6)	Member of the Human Resources Committee and the Audit Committee since April 2008.
(7)	Member of the Human Resources Committee and Chairman of the Audit Committee.
(8)	Member of the Audit Committee and Chairman of the Human Resources Committee until his resignation that was effective on June 26, 2008.

Compensation of Named Executive Officers

The table below shows compensation information during the three most recently completed financial years for Mr. Germain Lamonde, the Chairman of the Board, President and Chief Executive Officer of the Corporation, Mr. Pierre Plamondon, the Vice-President Finance and Chief Financial Officer and the three other most highly compensated executive officers of the Corporation and its subsidiaries who were serving the Corporation at the end of the financial year, (collectively, the "Named Executive Officers"). This information includes the U.S. dollar value of base salaries, bonus awards and Long-Term Incentive Plan grants, the number of options or Restricted Share Units granted, and other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Years	Salary (1) ($)	Bonus (2) ($)	Other Annual Compensation ($) (3)	Securities Under Options (4) (#)	Restricted Share Units (5) (#)	All Other Compensation ($)
Germain Lamonde, President and Chief Executive Officer	2008	347,533 (US) 350,000 (CA)	198,848 (US) 200,260 (CA)	-	-	29,910	-
	2007	294,334 (US) 330,096 (CA)	131,145 (US) 147,080 (CA)	-	-	25,347	-
	2006	271,753 (US) 312,000 (CA)	147,558 (US) 169,412 (CA)	-	11,218	21,477	-
Pierre Plamondon, Vice-President Finance and Chief Financial Officer	2008	201,569 (US) 203,000 (CA)	71,047 (US) 71,551 (CA)	-	-	9,637	5,240 (US) (6) 5,278 (CA)
	2007	173,862 (US) 194,986 (CA)	56,906 (US) 63,820 (CA)	-	-	12,930	4,836 (US) (6) 5,423 (CA)
	2006	165,691 (US) 190,230 (CA)	60,167 (US) 69,078 (CA)	-	3,653	6,994	4,283 (US) (6) 4,918 (CA)
Dana Yearian, Vice-President, Telecom Sales - Americas	2008	289,219 (US) 291,272 (CA)	4,826 (US) 4,861 (CA)	-	-	7,225	7,401 (US) (6) 7,453 (CA)
	2007	250,592 (US) 281,039 (CA)	8,326 (US) 9,338 (CA)	-	-	6,645	566 (US) (6) 634 (CA)
	2006	7,851 (US) (7) 9,014 (CA)	- -	-	-	5,000	236 (US) (6) 270 (CA)
Jon Bradley, Vice-President, Telecom Sales - International	2008	296,960 (US) 299,069 (CA) 149,276 (£)(8)	34,940 (US) 35,188 (CA) 17,563 (£)(8)	-	-	6,122	-
	2007	226,991 (US) 254,571 (CA) 116,011 (£)(8)	19,470 (US) 21,836 (CA) 9,951 (£)(8)	-	-	-	-
	2006	194,908 (US) 223,774 (CA) 108,778 (£)(8)	12,684 (US) 14,563 (CA) 7,079 (£)(8)	-	-	2,500	-
Stephen Bull, Vice-President. Research and Development, Telecom Division	2008	173,369 (US) 174,600 (CA)	49,835 (US) 50,189 (CA)	-	-	7,340	4,235 (US) (6) 4,265 (CA)
	2007	141,891 (US) 159,131 (CA)	35,399 (US) 39,700 (CA)	-	-	15,905	3,657 (US) (6) 4,102 (CA)
	2006	133,917 (US) 153,750 (CA)	33,144 (US) 38,053 (CA)	-	1,803	4,602	3,330 (US) (6) 3,823 (CA)

(1)
The compensation information for Canadian residents has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.0071 = US$1.00 for the financial year ending August 31, 2008, CA$1.1215 = US$1.00 for the financial year ending August 31, 2007 and CA$1.1481 = US$1.00 for the financial year ending August 31, 2006. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuation in exchange rate.

(2)	A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.
(3)
Indicates only an aggregate amount if such amount is equivalent or greater than $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year ended August 31, 2008.

(4)	Indicates the number of Subordinate Voting Shares underlying the options granted under the Long-Term Incentive Plan during the financial year indicated.
(5)	Indicates the number of Restricted Share Units granted under the Long-Term Incentive Plan during the financial year indicated.
(6)
Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan or 401K Plan, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Bradley did not participate.

(7)
This amount represents the salary paid to Mr. Yearian from August 14, 2006 until August 31, 2006 which is based on an annual salary amounted to US$173,424 (CA$199,109) for the financial year ended August 31, 2006.

(8)
The compensation information for UK resident has been converted from British Pound to U.S. dollars based upon an average foreign exchange rate of £1.9893 = US$1.00 for the financial year ended August 31, 2008, £1.9566 = US$1.00 for the financial year ended August 31, 2007 and £1.7918 = US$1.00 for the financial year ended August 31, 2006. For the conversion from U.S. dollars to Canadian dollars, please refer to note 1 above. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuation in exchange rate.

Other than its Long-Term Incentive Plan, Deferred Share Unit Plan, Restricted Stock Award Plan and Stock Appreciation Rights Plan, which are described below in the "Report on Executive Compensation by the Human Resources Committee – Long-Term Incentive Compensation", the Corporation does not have any other formal long-term incentive plans for its directors, officers and employees.

Deferred Profit Sharing Plan

The Corporation maintains a plan for certain eligible Canadian resident employees, under which the Corporation may elect to contribute an amount equal to 2% of an employee’s gross salary, provided that the employee has contributed at least 2% of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2006, 2007 and 2008, amounted to US$316,000, US$419,000 and US$531,000, respectively.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees. Under this plan, the Corporation must contribute an amount equal to 3% of an employee’s current compensation. During the years ended August 31, 2006, 2007 and 2008, the Corporation recorded cash contributions and expenses totaling US$126,000, US$166,000 and US$216,000, respectively.

Deferred Share Unit Grants in Last Financial Year

The aggregate number of Deferred Share Units (“DSUs”) credited to non-employee directors during the financial year ended August 31, 2008 and as of November 3, 2008 was 35,162. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value ofa Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. As of November 3, 2008, there were a total of 79,185 DSUs credited to directors pursuant to the Deferred Share Unit Plan having an estimated value at the time of grant of US$416,640 (CA$461,587).

DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Shares. The DSUs are converted and paid in Subordinate Voting Shares at the time a director ceases to be a member of the Board.

Therefore, the value at vesting of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding DSU grants made under the Deferred Share Unit Plan during the financial year ended August 31, 2008 and as of November 3, 2008. See “Report on Executive Compensation by the Human Resources Committee – Long-Term Incentive Compensation – Deferred Share Unit Plan” for a description of the Deferred Share Unit Plan.

During the financial year ended August 31, 2008 and as of November 3, 2008, the following DSUs were granted to the directors:

DSUs #	Weighted Average Estimated Value at the Time of Grant US$/DSU	Vesting
35,162	5.14	At the time director cease to be a member of the Board of the Corporation

Restricted Share Unit Grants in Last Financial Year

The aggregate number of Restricted Share Units (RSUs) granted during the financial year ended August 31, 2008 was 469,847 having a weighted average fair value at the time of grant of US$5.46 (CA$5.43) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of the financial year ended August 31, 2008, there were a total of 847,791 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$5.62 (CA$6.05) per RSU. All RSUs first vesting cannot be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2008, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in October 2007, January 2008, April 2008 and July 2008. Some RSUs granted in the financial year ended August 31, 2007, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in September 2006, January 2007 and July 2007 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grants in September 2006, October 2006 and January 2007. Some RSUs granted in the financial year ended August 31, 2006, vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted during the last four financial years vest on the fifth anniversary date of each grant respectively in October 2007, October 2006, December 2005 and in January 2005. However, these RSUs are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

The RSUs are redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding RSU grants made under the Long-Term Incentive Plan during the financial year ended August 31, 2008. See “Report on Executive Compensation by the Human Resources Committee – Long-Term Incentive Compensation – Long-Term Incentive Plan” for a description of the Long-Term Incentive Plan.

During the financial year ended August 31, 2008, the following RSUs were granted:

RSUs #	Fair Value at the Time of Grant US$/RSU	Vesting (1)
29,000	6.28	50% on the third and fourth anniversary dates of the grant in October 2007 (2)
86,167	6.28
100% on the fifth anniversary date of the grant in October 2007 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (3)

76,200	4.16	50% on the third and fourth anniversary dates of the grant in January 2008 (4)
21,600	6.09	50% on the third and fourth anniversary dates of the grant in April 2008 (5)
185,570	5.82	50% on the third and fourth anniversary dates of the grant in April 2008 (6)
71,310	4.39	50% on the third and fourth anniversary dates of the grant in July 2008 (7)

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(2)	Those RSUs granted in the financial year ended August 31, 2008 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in October 2007.

(3)
Those RSUs granted in the financial year ended August 31, 2008 vest on the fifth anniversary date of the grant in October 2007 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(4)	Those RSUs granted in the financial year ended August 31, 2008 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2008.
(5)	Those RSUs granted in the financial year ended August 31, 2008 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in April 2008.
(6)	Those RSUs granted in the financial year ended August 31, 2008 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in April 2008.
(7)	Those RSUs granted in the financial year ended August 31, 2008 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in July 2008.

During the financial year ended August 31, 2008, the following RSUs were granted to the following Named Executive Officers:

Name	RSUs #	Percentage of Net Total of RSUs Granted to Employees in Financial Year (%)	Fair Value at the Time of Grant US$/RSU	Vesting (1)
Germain Lamonde	29,910	6.37	6.28
100% on the fifth anniversary date of the grant in October 2007 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Pierre Plamondon	9,637	2.05	6.28
100% on the fifth anniversary date of the grant in October 2007 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Dana Yearian	7,225	1.54	6.28
100% on the fifth anniversary date of the grant in October 2007 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Jon Bradley	6,122	1.30	6.28
100% on the fifth anniversary date of the grant in October 2007 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Stephen Bull	7,340	1.56	6.28
100% on the fifth anniversary date of the grant in October 2007 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(2)
Those RSUs granted in the financial year ended August 31, 2008 vest on the fifth anniversary date of the grant in October 2007 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

Aggregated RSUs vested in Last Financial Year and Financial Year-End RSU Values

The following table summarizes, for each of the Named Executive Officers, the number of RSUs, if any, vested during the financial year ended August 31, 2008, the aggregate value realized upon vesting and the total number of unvested RSUs, if any, held at August 31, 2008. Value realized upon vesting is the market value of the Subordinate Voting Shares on the vesting date. The value of unvested RSUs at financial year-end is the market value of the Subordinate Voting Shares on August 29, 2008, which was US$4.20 per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been and may never be realized. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized. See “Report on Executive Compensation by the Human Resources Committee – Long-Term Incentive Compensation – Long-Term Incentive Plan.”

Name	Securities Acquired on Vesting (#)	Aggregate Value Realized (US$) (1)	Unvested RSUs at August 31, 2008 (#)	Value of Unvested RSUs at August 31, 2008 (US$) (2) (3)
Germain Lamonde	4,363	18,805	85,460	358,932
Pierre Plamondon	17,809	76,757	45,679	191,852
Dana Yearian	-	-	18,870	79,254
Jon Bradley	667	3,663	9,955	41,811
Stephen Bull	17,373	95,402	43,092	180,986

(1)
The aggregate value realized is equivalent to the market value of the securities underlying the RSUs at vesting. This value, as the case maybe, has been converted from Canadian dollars to U.S. dollars based upon the average foreign exchange rate on the day of vesting.

(2)
The value of RSUs is calculated using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2008 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required.

(3)	The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2008. At the end of the financial year ended August 31, 2008, there were a total of 1,821,481 Subordinate Voting Shares covered by options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$13.83 (CA$20.66). See “Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation” for a description of the Long-Term Incentive Plan.

Aggregated Option Exercises in Last Financial Year and Financial Year End Option Values

The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended August 31, 2008, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at August 31, 2008. Value realized upon exercise is the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option. The value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Shares on August 29, 2008, which was US$4.20 (CA$4.47) per share. These values, unlike the amounts set forth in the column “Aggregate Value Realized,” have not been, and may never be, realized. The underlying options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those that have been held for less than the time required for vesting. See “Report on Executive Compensation by the Human Resources Committee – Long-Term Incentive Compensation.”

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (US$) (1) (4)	Unexercised Options at August 31, 2008		Value of Unexercised “In-the-Money” Options at August 31, 2008 (2) (3) (4)
			Exercisable (#)	Unexercisable (#)	Exercisable (US$)	Unexercisable (US$)
Germain Lamonde	-	-	169,549	10,093	92,654	-
Pierre Plamondon	-	-	77,804	3,172	37,061	-
Dana Yearian	-	-	-	-	-	-
Jon Bradley	-	-	25,500	1,000	-	-
Stephen Bull	-	-	25,328	2,100	-	-

(1)
The aggregate value realized is equivalent to the difference between the market value of the securities underlying the options at exercise and the exercise price of the options. This value, as the case maybe, has been converted from Canadian dollars to U.S. Dollars based upon the average foreign exchange rate on the day of the exercise.

(2)	“In-the-money” options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation.
(3)
The value of unexercisable “in-the-money” options is calculated using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2008 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required, less the exercise price of “in-the-money” options.

(4)	This value has been converted from Canadian to US dollars based upon the foreign exchange rate on August 29, 2008 of 1.0631.

Number of Subordinate Voting Shares reserved for future issuance

During the financial year ended August 31, 2008, 35,162 Deferred Share Units and 469,847 Restricted Share Units were granted to directors, officers and employees. Such awards were issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153 Subordinate Voting Shares, which represents 9.4% of the Corporation’s issued and outstanding voting shares as of November 3, 2008. As of November 3, 2008, the number of Subordinate Voting Shares reserved for future issuance is 2,440,302.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the immediate vesting of all stock options and RSUs.  In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments (in no case exceeding 24 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns, he will be entitled to immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation’s Vice-President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Plamondon’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation’s Vice-President, Telecom Sales - Americas. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Yearian’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Jon Bradley, the Corporation’s Vice-President, Telecom Sales - International. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Bradley’s employment without cause, Mr. Bradley will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Bradley’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Stephen Bull, the Corporation’s Vice-President, Research and Development, Telecom Division. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Bull’s employment without cause, Mr. Bull will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Bull’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES COMMITTEE

Members of the Human Resources Committee

During the financial year ended August 31, 2008, the Human Resources Committee was composed of Michael Unger, as Chairman (until his resignation in June 2008), Pierre Marcouiller, Guy Marier as Chairman per interim for the replacement of Mr. Unger, David A. Thompson and André Tremblay, none of whom were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered “independent”, as defined by the guidelines of the Canadian Securities Administrators.

Human Resources Committee Mandate

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and overseeing the assessment of the performance of all the Corporation’s executive officers, including the President and Chief Executive Officer. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Committee also evaluates and makes recommendations to the Board regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan.  The Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholder interests. Though the Committee is responsible for the review and approval of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board and the terms of the Long-Term Incentive Plan, these functions have been shared by the Board of Directors and the Human Resources Committee during the period from September 1, 2007 to August 31, 2008.

Since September 1, 2007, the Human Resources Committee held five (5) meetings prior to November 3, 2008, which were attended by all the members of the Committee, except Mr. Marcouiller who was absent at two (2) meetings and Mr. Thompson, Mr. Tremblay  and Mr. Unger who were also absent at one (1) meeting.

Key Elements and Policies for Compensation of Executive Officers

The Corporation’s executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation’s long-term success and the creation of shareholder value. In determining executive compensation, the Committee considers the following four principles:

•
Performance-based: Executive compensation levels reflect both corporation and individual results based on specific quantitative and qualitative objectives established at the start of each financial year in keeping with Corporation’s long-term strategic objectives.

•
Aligned with shareholder interests: A significant proportion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

•
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of Corporation results relative to the results of peers.

•	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

The key elements of the Corporation’s 2008 executive compensation program were Base Salary, the Short Term Incentive Plan, and stock-based incentive compensation delivered through the Long Term Incentive Plan.  To determine appropriate compensation levels for each pay component, the Committee considered all elements of the executive compensation program. The Committee did not assign specific weightings to any key element of the Corporation’s 2008 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the President and Chief Executive Officer, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar Canadian organizations for positions similar in magnitude, scope and complexity. The Committee’s objective is to align executive compensation levels with the median compensation offered within a reference group of comparable companies that are similar in size to the Corporation, with a particular focus on those within the High-Technology/Telecommunications and Manufacturing-Durable Goods industries. The Committee reviews the base salary of each senior officer on an annual basis and recommends that the Board approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

The short-term incentive plan (“STIP”) provides senior executives with the opportunity to earn annual bonuses based on the Corporation’s financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis.

Target payout levels for Named Executive Officers eligible for incentive bonuses in the year ended August 31, 2008 were established to be in line with the objective of the Committee to align compensation with the median compensation offered in the reference group. The minimum, target and maximum payouts to senior officers under the STIP (expressed as a percentage of their base salary) for the financial year ending August 31, 2008 were as follows:

Our President and Chief Executive Officer, Mr. Germain Lamonde, has a short term incentive target of 55% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Our Chief Financial Officer, Mr. Pierre Plamondon, has a short term incentive target of 35% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Our Vice-President, Research and Development, Telecom Division, Mr. Stephen Bull, has a short term incentive target of 30% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Measure (1)	Weighting Mr. Lamonde, Mr. Plamondon and Mr. Bull
Sales	35%
Earnings	15%
Gross margin	25%
Customer satisfaction (quality and on time delivery)	25%
Growth metrics	10%
Personal objectives (multiplier)	0% - 125%

(1)
Sales, Earnings, Gross margin and Customer satisfaction measures are established to provide a metric from 0% to 150% and such a metric is multiplied by the personal objectives measure. This result is then multiplied by the short term incentive target % of the individual annual base salary.

Our Vice-President, Telecom Sales - International, Mr. Jon Bradley, and Vice-President, Telecom Sales - Americas, Mr. Dana Yearian, do not participate in the short term incentive plan that is available to the company’s other senior executives. Instead, Mr. Bradley and Mr. Yearian participate in the company’s sales incentive plan (SIP). Under the SIP, Mr. Bradley and Mr. Yearian have target incentives of 40% of their annual base salaries. The SIP is based 40% on the achievement of revenue targets (billings), 40% on margin targets and 20% on management objectives.

Long-Term Incentive Compensation

Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Long-Term Incentive Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries. As disclosed under the caption “Restricted Share Unit Grants in Last Financial Year”, the Named Executive Officers were granted RSUs during the last fiscal year. The Corporation did not take into account the amount and terms of outstanding options or RSUs neither the restrictions on resale of such units, when determining the grant mentioned above.

Introduced in May 2000, amended in October 2004 and effective in January 2005, the Long-Term Incentive Plan is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders. The LTIP is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation.

The Long-Term Incentive Plan provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to directors, officers, employees and consultants. The Board of Directors upon recommendation of the Human Resources Committee designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2008, target awards for eligible officers under the LTIP were established to be in line with the objective of the Committee to align compensation with the median compensation offered in the reference group. A portion of the target RSU awards are fixed, in order to encourage executive retention over the longer term, and the balance are made at, above, or below target levels based on merit, as determined by each executive's individual performance over the previous year.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation.  In any event, the price at which the Subordinate Voting Shares may be purchased may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars.  Any option issued is non-transferable. At the end of financial year ended August 31, 2008, there were a total of 1,821,481 options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$13.83 (CA$20.66).

The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of financial year ended August 31, 2008, there were a total of 847,791 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$5.62 (CA$6.05) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 9.4% of the Corporation’s issued and outstanding voting shares as of November 3, 2008.  The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares.

Some options granted to Directors and employees vest on the first anniversary date of their grant. Some options granted in the financial year ended August 31, 2004 and 2005 vest at a rate of 12.5% six (6) months after the date of grant, 12.5% twelve (12) months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

All RSUs first vesting cannot be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2008, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in October 2007, January 2008, April 2008 and July 2008. Some RSUs granted in the financial year ended August 31, 2007, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in September 2006, January 2007 and July 2007 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grants in September 2006, October 2006 and January 2007. Some RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted during the last four financial years vest on the fifth anniversary date of each grant respectively in October 2007, October 2006, December 2005 and in January 2005. However, these RSUs are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. If such vesting date falls into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation’s Subordinate Voting Shares, then the units shall vest on the first trading day the RSU holder is entitled to trade after such black-out period or restrictive period.

Any option granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder’s employment is terminated for reasons not related to cause); and (ii) 30 days after a Director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement.  In the event of death, any option held by the optionee lapses 6 months after the date of death.

Any RSU granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Any RSU granted pursuant to the Long-Term Incentive Plan will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries (i) for reasons not related to cause; (ii) because of death or permanent disability and (iii) retirement.

The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2008:

	Number of Options	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one individual)	179,642	9.86%	9.05
Board of Directors (five individuals)	194,375	10.67%	6.23
Management and Corporate Officers (eight individuals)	212,139	11.65%	14.49

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2008:

	Number of RSUs	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant $US/RSU
President and CEO (one individual)	85,460	10.08%	5.66
Board of Directors (five individuals)	-	-	-
Management and Corporate Officers (ten individuals)	238,069	28.08%	5.62

Compensation of Chief Executive Officer

In establishing Mr. Lamonde’s compensation for the year ending August 31, 2008, the Corporation relied on a study completed by an independent consulting firm (Mercer Human Resource Consulting). Such study indicated average salaries and bonuses, median salaries and bonuses and maximum salaries and bonuses paid to chief executive officers by Canadian and American computer hardware and software companies as well as by a specific group of companies active in the fiber optics industry identified by the Corporation that it considers to be the best available comparisons. It was decided that Mr. Lamonde’s compensation should reflect the median of Canadian computer hardware and software companies and of the specific group of companies in fiber optics identified by the Corporation. In the financial year ended August 31, 2008, Mr. Lamonde’s compensation was adjusted accordingly.

In the financial year ended August 31, 2008, the bonus portion of Mr. Lamonde’s compensation was tied to the financial and strategic objectives of the Corporation based on the following factors:

Measure (1)	Weighting ALL
Sales	35%
Earnings	15%
Gross margin	25%
Customer satisfaction (quality and on time delivery)	25%
Growth metrics	10%
Personal objectives (multiplier)	0% - 125%

(1)
Sales, Earnings, Gross margin and Customer satisfaction measures are established to provide a metric from 0% to 150% and such a metric is multiplied by the personal objectives measure. This result is then multiplied by the short term incentive target % of the individual annual base salary.

Mr. Lamonde’s bonus is payable in the same proportion at which the Corporation attains such objectives.  When the objectives are exceeded, the bonus is higher; when objectives are not met, the bonus is lower.

Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Deferred Share Unit Plan is designed to align more closely the interests of its non-employee directors with those of the Corporation’s shareholders.

Under the Deferred Share Unit Plan, non-employee directors shall receive up to 100 % of their retainer fees in the form of Deferred Share Units (“DSUs”), each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.  The value of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share.  When a director ceases to be a member of the Board, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan, which is 9.4% of the total issued and outstanding voting shares.

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 3, 2008:

	Number of DSUs	% of Issued and Outstanding DSUs	Weighted Average Estimated Value at the Time of Grant $US/DSU
Board of Directors (five individuals)	79,185	100%	5.26

The following table summarizes information about DSUs converted and paid in Subordinate Voting Shares when a director ceased to be a member of the Board as at November 3, 2008:

Name	Number of DSUs converted	Aggregate Value Realized (US$) (1)
Michael Unger	20,695	88,894

(1)
The aggregate value realized is equivalent to the market value of the securities underlying the DSUs at conversion. This value, as the case maybe, has been converted from Canadian dollars to U.S. dollars based upon the average foreign exchange rate on the day of conversion.

Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (“SAR Plan”) for the benefit of certain employees residing in countries where the granting of options under the Long-Term Incentive Plan is not feasible in the opinion of the Corporation.  The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise and the exercise price determined on the date of grant.  No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of vesting, the expiry date and other conditions.  Under the terms of the SAR Plan, the exercise price of the stock appreciation rights may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars.  Stock appreciation rights are non-transferable.

The stock appreciation rights vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights vest at a rate of 50% annually commencing on the third anniversary date of the grants in October 2007 and October 2008. Once vested, stock appreciation rights may be exercised between the second and the fifteenth business day following each release of the Corporation’s quarterly financial results.  All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant.  Any stock appreciation rights granted under the SAR Plan will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause).  In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement.  In the event of death, any stock appreciation right lapses 6 months after the date of death.

Compensation Plan Control and Review

As a general practice, the Corporation’s relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required.  During the fiscal year ended August 31, 2008, this practice continued and certain compensation adjustments that became necessary were made.

Conclusion

By way of application of the Corporation’s executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation’s objectives, values and business strategies.

Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

By the Human Resources Committee:

Guy Marier, Chairman
Pierre Marcouiller
David A. Thompson
André Tremblay

PERFORMANCE GRAPH

The performance graph presented below compares the cumulative total shareholder return of a $100 investment in the Subordinate Voting Shares and the cumulative total return of the S&P/TSX Stock Index for the five (5) years period commencing August 31, 2003 and ending August 31, 2008.

The Corporation’s Stock Performance
(August 31, 2003 to August 31, 2008)

DIRECTORS AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$165,000 from September 30, 2008 to September 30, 2009, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$250,000.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Recent Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the “CSA”) adopted Multilateral Instrument 52-110 — Audit Committees, which was amended as of June 30, 2005 (“MI 52-110”). MI 52-110 sets forth certain requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2008 Annual Information Form in Form 20-F available as described below.

Effective June 30, 2005, the CSA also adopted National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Effective Corporate Governance (“NP 58-201” and, together with MI 52-110, the “CSA Corporate Governance Standards”). NP 58-201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58-101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly NI 58-101 and NP 58-201, have replaced the former guidelines of the Toronto Stock Exchange that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.

EXFO’s Corporate Governance Practices

In accordance with NI 58-101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Standards.

We adopted in March 2005 and updating on a regular basis a number of charters and policies, including an Audit Committee Charter; a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistle Blower). We also adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We are also implementing best practices such as, Best Practice regarding the Granting base of Stock Incentive Compensation. We refer to our Board and Committee Charters as our “Corporate Governance Rules”.

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet or surpass the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Ethics and Business Conduct Policy available on our website at www.EXFO.com and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2008 Annual Information Form in Form 20-F (also filed with the SEC), which will be available on or before November 28, 2008 and which may be obtained upon request from our Corporate Secretary or at www.sedar.com, will also contain certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Schedule A attached to this Management Proxy Circular, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website at www.EXFO.com as mentioned in Schedule A.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 3704 or fax number (418) 683-9839:

(a)
one copy of the Annual Report on Form 20-F of the Corporation filed with the Securities and Exchange Commission (the “SEC”) in the United States pursuant to the Securities Exchange Act of 1934, and with securities commissions or similar authorities;

(b)
one copy of the comparative consolidated financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation and one copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial year;

(c)	one copy of this Management Proxy Circular.

Additional information relating to the Corporation is also included in the Corporation’s Annual Report for the year ended August 31, 2008. The Annual Report containing the consolidated audited annual financial statements, the report of the auditor and management’s discussion and analysis is being mailed to shareholders with the Notice of Meeting and this Management Proxy Circular.  Additional copies of the Annual Report are available on SEDAR at www.sedar.com and may be obtained free of charge from the Corporation upon request and will be available at the Meeting.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Quebec, Province of Quebec, Canada, this 3rd day of November, 2008.

/s/ Benoit Ringuette
Benoit Ringuette
Corporate Secretary

EXFO ELECTRO-OPTICAL ENGINEERING INC.
400 Godin Avenue
Quebec, Province of Quebec, Canada, G1M 2K2

SCHEDULE A

CSA Guidelines	EXFO Electro-Optical Engineering’s Corporate Governance Practices
1. Board of Directors
(a) Disclose the identity of directors who are independent.	The following directors are independent: Mr. Pierre-Paul Allard Mr. Pierre Marcouiller Mr. Guy Marier Mr. André Tremblay Dr. David A. Thompson
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.
Mr. Germain Lamonde – non-independent – is President and Chief Executive Officer of the Corporation and the majority shareholder of the Corporation as he has the ability to exercise a majority of the votes for the election of the Board of Directors.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The majority of directors are independent (5 out of 6).
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Pierre Marcouiller is a Director of Canam Group Inc., a publicly listed corporation of Saint-Georges de Beauce, Quebec, Canada. Andre Tremblay is a Director of Transcontinental Inc., a publicly listed corporation of Montreal, Quebec, Canada.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent Directors hold as many meeting, as needed, annually and any Director may request such meeting at any time. Since September 1, 2007 and prior to November 3, 2008, four (4) meetings of independent Directors without management occurred.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board is not an independent director. During the financial year ended August 31, 2002, the Board of Directors designated Mr. Michael Unger to act as the independent “Lead Director” and in January 2007, Mr. Guy Marier was designated to act as the independent “Lead Director” in replacement of Mr. Unger.

The Lead Director is an outside and unrelated director appointed by the Board of Directors to ensure that the Board can perform its duties in an effective and efficient manner independent of management. The appointment of a Lead Director is part of EXFO’s ongoing commitment to good corporate governance. The Lead Director will namely:
• provide independent leadership to the Board;
• select topics to be included in the Board of Directors meetings;
• facilitate the functioning of the Board independently of the Corporation’s management;
• maintain and enhance the quality of the Corporation’s corporate governance practices;
• in the absence of the Executive Chair, act as chair of meetings of the Board;
• recommend, where necessary, the holding of special meetings of the Board;
• serve as Board ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
• manage and investigate any report received through the Corporation website pursuant to the Corporation’s Statement on reporting Ethical Violations and Ethics and
   Business Conduct Policy;
• work with the Board of Directors to facilitate the process for developing, monitoring and evaluating specific annual objectives for the Board each year.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The table below indicates the directors’ record of attendance at meetings of the Board of Directors and its committees during the financial year ended August 31, 2008:
Director	Board meetings attended	Audit Committee meetings attended	Human Resources Committee meetings attended	Independent Directors meetings attended	Total Board and Committee meetings attendance rate
Lamonde, Germain	11 of 11	n/a	n/a	n/a	100%
Marcouiller, Pierre	7 of 11	2 of 4	2 of 4	1 of 3	55%
Marier, Guy	11 of 11	4 of 4	4 of 4	3 of 3	100%
Thompson, David	9 of 11	2 of 2	3 of 4	3 of 3	85%
Tremblay, André	11 of 11	4 of 4	4 of 4	3 of 3	100%
Unger, Michael	9 of 10	2 of 3	2 of 3	2 of 2	83%
Attendance Rate:	89%	82%	79%	93%	86%

2. Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
(a) Assuring the integrity of the executive officers and creating a culture of integrity throughout the organisation.
The Board is committed to maintaining the highest standards of integrity throughout the organisation. Accordingly, the Board adopted an Ethics and Business Conduct Policy and a Statement on Reporting Ethical Violations (“Whistleblower Policy”) which are available on EXFO website at www. EXFO.com to all employees and formerly distributed to every new employees of the Corporation.

(b) Adoption of a strategic planning process
The Board provides guidance for the development of the strategic planning process and approves the process and the plan developed by management annually. In addition, the Board carefully reviews the strategic plan and deals with strategic planning matters that arise during the year.

(c) Identification of principal risks and implementing of risk management systems	The Board works with management to identify the Corporation’s principal risks and manages these risks through regular appraisal of management’s practices on an ongoing basis.
(d) Succession planning including appointing, training and monitoring senior management
The Human Resources Committee is responsible for the elaboration and implementation of a succession planning process and its updates as required. The Human Resources Committee is responsible to monitor and review the performance of the Chief Executive Officer and that of all other senior officers.

(e) Communications policy
The Chief Financial Officer of the Corporation is responsible for communications between Management and the Corporation’s current and potential shareholders and financial analysts. The Board adopted and implemented Disclosure Guidelines to ensure consistency in the manner that communications with shareholders and the public are managed. The Audit Committee reviews press releases containing the quarterly results of the Corporation prior to release. In addition, all material press releases of the Corporation are reviewed by the President and Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Manager of Financial Reporting and Accounting and Internal Legal Counsel. The Disclosure Guidelines have been established in accordance with the relevant disclosure requirements under applicable Canadian and United States securities laws.

(f) Integrity of internal control and management information systems
The Audit Committee has the responsibility to review the Corporation’s systems of internal controls regarding finance, accounting, legal compliance and ethical behaviour. The Audit Committee meets with the Corporation’s external auditors on a quarterly basis. Accordingly, the Corporation fully complies with Sarbanes-Oxley Act requirements within the required period of time.

(g) Approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer
The Board assumes direct responsibility for the monitoring of the Board’s corporate governance practices, the functioning of the Board and the powers, mandates and performance of the committees. These responsibilities were previously assumed by the Human Resources Committee. Accordingly, the Board updated and adopted in March 2005 the following policies to fully comply with these responsibilities which are updated on a regular basis:

• Audit Committee Charter*;

• Board of Directors Corporate Governance Guidelines*;

• Code of Ethics for our Principal Executive Officer and Senior Financial
   Officers*;

• Disclosure Guidelines;

• Ethics and Business Conduct Policy*;

• Human Resources Committee Charter*;

• Securities Trading Policy;

• Statement on Reporting Ethical Violations (Whistle Blower)*;

• Policy Regarding Hiring Employees and Former Employees of Independent
   Auditor*.

The Board also adopted in October 2006 the Policy Regarding Hiring Employees and Former Employees of Independent Auditors which is also available on EXFO website at www.EXFO.com. The Board also adopted in April 2007 the Best Practice regarding the Granting Date of Stock Incentive Compensation.

* available on EXFO website at www.EXFO.com.

(h) Expectations and responsibilities of Directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials
The Board is also responsible for the establishment and functioning of all Board committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss committee reports. The Directors also receive in advance of any meeting, all documentation required for the upcoming meetings and they are expected to review and consult this documentation.

3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

There is no specific mandate for the Board, however the Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any responsibility which is not delegated to senior management or to a committee of the Board remains the responsibility of the Board. Accordingly, the chair of the Board, of the Audit Committee and of the Human Resources Committee will namely:

• provide leadership to the Board or Committee;

• ensure that the Board or Committee can perform its duties in an effective and efficient manner;

• facilitate the functionary of the Board or Committee;

• promote best practices and high standards of corporate governance.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

No written position description has been developed for the CEO. The President and Chief Executive Officer, along with the rest of management placed under his supervision, is responsible for meeting the corporate objectives as determined by the strategic objectives and budget as they are adopted each year by the Board of Directors.

4. Orientation and Continuing Education
(a) Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

The Human Resources Committee Charter foresees that the Human Resource Committee maintains an orientation program for New Directors.

Presentations and reports relating to the Corporation’s business and affairs are provided to new Directors. In addition, new Board members meet with senior management of the Corporation to review the business and affairs of the Corporation.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Human Resources Committee Charter foresees that the Human Resources Committee maintains a continuing education programs for Directors.
5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

i. disclose how a person or company may obtain a copy of the code;

ii. describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Corporation is committed to maintaining the highest standard of business conduct and ethics. Accordingly, the Board updated and established (i) a Board of Directors Corporate Governance Guidelines (ii) a Code of Ethics for our Principal Executive Officer and senior Financial Officers (iii) Ethics and Business Conduct Policy and (iv) a Statement on Reporting Ethical Violations “Whistleblower Policy” which are available on the Corporation’s website at www.EXFO.com.

The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of the Code of Ethics for our Principal Executive Officer and senior Financial Officers. Someone that does not comply with this Code of Ethics will be subject to disciplinary measures, up to and including discharge from the Corporation. Furthermore, a compliance affirmation must be filled in a written form agreeing to abide by the policies of the Code of Ethics.

 iii. provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed during our financial year ended August 31, 2008 with respect to any conduct constituting a departure from our Code of Ethics.
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities that could give rise to conflicts of interest are prohibited. Board members should contact the Lead Director or in-house legal counsel regarding any issues relating to possible conflict of interest. If such event occurs, the implicated Board member will not participate in the meeting and discussion with respect to such possible conflict of interest and will not be entitled to vote on such matter. Senior executives should also contact the in-house legal counsel regarding any issues relating to possible conflict of interest.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Corporation has instituted and follows a “Whistleblower Policy” where each member of the Board as well as any senior officer, every employee of the Corporation and any person is invited and encouraged to report anything appearing or suspected of being non-ethical to our Lead Director, in confidence. The Lead Director has the power to hire professional assistance to conduct an internal investigation should he so fell required.

6. Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.
The Board adopted and implemented a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. The Human Resources Committee is responsible for nomination, assessment and compensation of directors and Officers.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources Committee consists of five members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Guy Marier per interim following the departure of Mr. Unger in June 2008 and starting October 2008 he was confirmed as Chairman.

The Human Resources Committee Charter namely foresees:

• The Committee to identify individuals qualified to become members of the
   Board, to conduct background checks respecting such individuals, to recommend that the Board select the director nominees for the next annual meeting of shareholders;

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.
The Human Resources Committee reviews periodically compensation policies in light of market conditions, industry practice and level of responsibilities. Only independent Directors are compensated for acting as a Director of the Corporation.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources Committee consists of five members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Guy Marier per interim following the departure of Mr. Unger in June 2008 and starting October 2008 he was confirmed as Chairman.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The Human Resources Committee Charter namely foresees:

• The Committee to review and approve on an annual basis with respect to the annual compensation of all senior officers;

• The Committee to review and approve, on behalf of the Board of Directors
   (“the Board”) or in collaboration with the Board as applicable, on the basis of the attribution authorized by the Board, to whom options to purchase shares of the Corporation, RSUs or DSUs shall be offered as the case may be and if so, the terms of such options, RSUs or DSUs in accordance with the terms of the
   Corporation’s Long-Term Incentive Plan or the Deferred Share Unit Plan provided that no options, RSUs or DSUs shall be granted to members of this committee without the approval of the Board;

• The committee to recommend to the Board from time to time the remuneration to be paid by the Corporation to Directors;

• The Committee to make recommendations to the Board with respect to the
   Corporation’s incentive compensation plans and equity-based plans.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In 2004, the Corporation hired Mercer Human Resource Consulting to conduct a full market benchmarking and review of the Corporation’s executive compensation plans. In 2006, Mercer provided data regarding market competitive annual base salary increases, which were applied to the executive compensation structure developed in 2004. In addition, Mercer completed mandates on the following topics in 2006:

• Job classification structure & salary scales (Define Job positions vs.
   comparable market including salary scale);

• Development of compensation management policies & practices (to manage employee progression through the salary scale).

In 2007, Mercer Human Resource Consulting and AON had conducted a full market analysis for Corporate executive compensation plan.  Both companies provide data regarding market competitive annual base salary increases and also data regarding annual bonus.

In 2008, Mercer Human Resources and Hewitt has conducted a world-wide market analysis for all senior positions. The surveys included annual base salary increases, bonuses and benefits. The surveys were comparing total compensation.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.	The Board has no other standing committee.
9. Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board assumes direct responsibility for the monitoring of the Board’s corporate governance practices, the functioning of the Board and the powers, mandates and performance of the Committee. The Human Resources Committee, composed solely of independent Directors, initiates a self-evaluation of the Board’s performance on an annual basis.